SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement UNDER Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WORLD POINT TERMINALS, LP

(Name of Subject Company (Issuer))

WORLD POINT TERMINALS, INC.

(Names of Filing Person (Offeror))

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

98159G107

(CUSIP Number of Class of Securities)

Jonathan Q. Affleck

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis J. Block Greenberg Traurig, LLP 200 Park Avenue New York, NY 10166 (212) 801-2222	Thomas A. Litz Thompson Coburn LLP One US Bank Plaza St. Louis, MO 63101 (314) 552-6072

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$159,070,697	$18,437

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all issued and outstanding common units (the “Units”) of World Point Terminals, LP (the “Partnership”) not already beneficially owned by World Point Terminals, Inc. (the “Offeror”) or its affiliates, at a price per Unit equal to $17.30, net to the holder in cash, without interest thereon. As of May 31, 2017, 34,861,014 Units were outstanding, of which 25,666,176 Units were held by the Offeror and its affiliates. Accordingly, this calculation assumes the purchase by the Offeror of 9,194,838 Units.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by $0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$18,437
Form or registration No.:	Schedule TO
Filing Party:	World Point Terminals, Inc.
Date Filed:	June 2, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No.2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement originally filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) by World Point Terminals, Inc., a Delaware corporation (the “Offeror”), on June 2, 2017. The Schedule TO relates to the offer by the Offeror to purchase all outstanding common units (the “Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), that are not already beneficially owned by the Offeror and its affiliates, at a price per Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated June 2, 2017 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment without definitions have the respective meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth herein, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment No. 2.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and 11.

The Offer expired at 11:59 p.m., New York City time, on June 29, 2017. According to Computershare Trust Company, N.A., the Depositary for the Offer, a total of approximately 6,127,974 Units were validly tendered (and not properly withdrawn) pursuant to the Offer, which such total included 118,679 Units subject to guaranteed delivery. The Offeror has accepted for payment all Units validly tendered (and not properly withdrawn) pursuant to the Offer.

The number of Units validly tendered (and not properly withdrawn) pursuant to the Offer satisfies the condition that there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Units that, together with the Units then collectively beneficially owned by the Offeror and its affiliates, represent at least one Unit more than 80% of the then outstanding Units. In addition, the condition that the Formula Price (calculated as of the date immediately following the date on which the Acceptance Time occurred, as if such date were a certain reference date specified in the Transaction Agreement) does not exceed the Offer Price has been satisfied.

In accordance with the Transaction Agreement, (1) immediately following the consummation of the Offer, the General Partner assigned and transferred to the Offeror the right to purchase all of the remaining Units not tendered pursuant to the Offer that were not held by the General Partner and its affiliates pursuant to Section 15.1(a) of the Partnership Agreement (such right, the “Buyout Right”), and (2) on the date hereof, the Offeror exercised the Buyout Right by delivering to Computershare Trust Company, N.A., the Transfer Agent for the Partnership, a written notice of the Offeror’s election to exercise the Buyout Right to purchase (the “Notice of Election to Purchase”) all of the outstanding Units not tendered pursuant to the Offer that were held by persons other than the Offeror or its affiliates (the “Buyout”), at a price per Unit equal to $17.30, net to the seller in cash, without interest thereon, effective as of July 10, 2017 (the “Closing Date”). In accordance with the Transaction Agreement and Section 15.1(b) of the Partnership Agreement, the Transfer Agent will mail a copy of the Notice of Election to Purchase to the record holders of Units as of June 29, 2017, the record date for the Buyout, together with such other information as may be required by applicable law.

From and after the Closing Date, the Offeror and its affiliates will collectively beneficially own 100% of the outstanding Units. Upon consummation of the Buyout, there will be no public market for the Units, which will cease to be quoted or traded on the NYSE and will be deregistered under the Exchange Act.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(viii)	Press Release, dated June 30, 2017 (filed as Exhibit 99.1 to the Current Report on Form 8-K filed by World Point Terminals, LP on June 30, 2017 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2017

WORLD POINT TERMINALS, INC.

By:	/s/ Jonathan Q. Affleck
Name: Jonathan Q. Affleck
Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)*	Offer to Purchase, dated June 2, 2017.

(a)(1)(i)(a)*	Amendment No. 1 to the Offer to Purchase, dated June 21, 2017.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Summary Advertisement to be published in The New York Times on June 5, 2017.

(a)(1)(vii)*	Press Release, dated June 2, 2017.

(a)(1)(viii)†	Press Release, dated June 30, 2017 (filed as Exhibit 99.1 to the Current Report on Form 8-K filed by World Point Terminals, LP on June 30, 2017 and incorporated herein by reference).

(a)(5)(i)†	Materials prepared by Robert W. Baird & Co. Incorporated for the Special Committee of the Board of Directors of World Point Terminals, Inc., dated May 19, 2017 (filed as Exhibit (c)(6) to the Schedule 13E-3 filed by World Point Terminals, Inc., WPT GP, LLC and World Point Terminals, LP on June 2, 2017 and incorporated herein by reference).

(a)(5)(ii)†	Materials prepared by Robert W. Baird & Co. Incorporated for the Special Committee of the Board of Directors of World Point Terminals, Inc., dated May 11, 2017 (filed as Exhibit (c)(7) to Amendment No. 1 to the Schedule 13E-3 filed by World Point Terminals, Inc., WPT GP, LLC and World Point Terminals, LP on June 21, 2017 and incorporated herein by reference).

(b)†	Credit Agreement, dated as of August 14, 2013, among Center Point Terminal Company, LLC, as the Borrower, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, and the lenders from time to time party thereto (filed as Exhibit 10.5 to the Current Report on Form 8-K filed by World Point Terminals, LP on August 20, 2013 and incorporated herein by reference).

(d)(1)*	Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, WPT GP, LLC, and the Partnership.

(d)(2)†	First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, dated as of August 14, 2013, as amended (filed as Exhibit 3.1 to Form 8-K filed by World Point Terminals, LP on August 20, 2013 and incorporated herein by reference).

(g)	None.

(h)	None.

* Filed previously.

† Incorporated by reference